LEXMARK SAVINGS PLAN

PLAN #002                      EIN #06-1308215

Report on Audits of Financial Statements
 and Supplemental Schedule

As of December 31, 2013 and 2012
and for the year ended
December 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.	Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:
Lexmark Savings Plan

B.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2013
____

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	20

Exhibit:

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Lexmark Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lexmark Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 18, 2014

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

(in thousands of dollars)
____

	2013	2012

Assets

Investments	$926,892	$762,888

Receivables:
Employer contributions	514	881
Other	31	103
Notes receivable from participants	10,105	10,101

Total receivables	10,650	11,085

Total assets	937,542	773,973

Liabilities

Other payables	128	1,196

Total liabilities	128	1,196

Net assets reflecting all investments at fair value	937,414	772,777

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(1,766)	(4,136)

Net assets available for benefits	$935,648	$768,641

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

(in thousands of dollars)
____

Additions to net assets attributed to:
Investment income from interest and dividends	$34,746
Interest on notes receivable from participants	435
Net appreciation in fair value of investments	130,794

Contributions:
Employer	22,507
Participants	36,675

Total contributions	59,182

Total additions	225,157

Deductions from net assets attributed to:
Benefits paid to participants	(63,378)
Administrative expenses, net	159

Total deductions	(63,219)

Transfer from Acuo Technologies, LLC 401(k) Retirement Plan (See Note 1)	2,304
Transfer from AccessVia Snappy 401(k) Retirement Plan (See Note 1)	2,765

Net increase	167,007

Net assets available for benefits:

Beginning of year	768,641

End of year	$935,648

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1. Plan Description

The Lexmark Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in “time off with pay” benefits such as vacation, sick leave and personal leave, are eligible to participate provided, however, individuals who become employees of the Company or a designated U.S. subsidiary pursuant to a merger or acquisition shall not become eligible to participate in the Plan unless and until such class of employees is designated in writing by the Lexmark Retirement Committee as being eligible to participate in the Plan.

Effective January 1, 2013, Perceptive Software, LLC (“Perceptive”) became a participating employer in the Plan.

Plan Mergers

Perceptive acquired Acuo Technologies, LLC (“Acuo”) effective December 28, 2012 and AccessVia, Inc. (“AccessVia”) effective March 1, 2013. AccessVia sponsored the AccessVia Snappy 401(k) Plan (the “AccessVia Plan”).  The AccessVia Plan was merged into this Plan effective November 1, 2013. Acuo sponsored the Acuo Technologies, LLC 401(k) Plan (the “Acuo Plan”).  The Acuo Plan was merged into this Plan effective December 2, 2013.

The Plan was amended on December 9, 2013 in order to reflect these plan mergers.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $17,500 and $17,000 for the Plan years ended December 31, 2013 and 2012, respectively.  The maximum employee contribution is $17,500 for the 2014 Plan year.  All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ended December 31, 2013 were eligible to make catch-up contributions up to $5,500.  The catch-up contribution amount for 2014 is $5,500.  The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $2,062,889 for the year ended December 31, 2013.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Plan participants can designate some or all of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions.  Participants must irrevocably elect to treat some or all of their deferrals as designated Roth contributions at the time of deferral.  Contributions that were initially treated as pretax cannot later be converted to Roth contributions, and vice versa.  However, for distributions occurring after September 27, 2010, a participant who is eligible to elect a direct rollover of his or her plan accounts may elect to transfer to the participant’s Roth contribution account as an eligible rollover distribution part or all of his/her vested non-designated Roth contribution accounts, provided the direct rollover otherwise meets the requirements of the Plan.  Roth account balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59½, disability or death.  The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds.  The minimum allocation to each fund is 1%.

The Company makes an automatic employer contribution of 1% of the participant’s compensation into the Plan on an annual basis.  The Company may also make a discretionary employer matching contribution.  For 2013, the Company made a discretionary employer matching contribution of 100% of the first 5% of the participant’s compensation contributed to the Plan.  In addition, the Company may make a discretionary employer contribution from time to time.  No discretionary employer contributions were made in 2013.  All Employer contributions, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis.  The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund, the Fixed Income Fund which is a commingled fund and target date funds which are commingled funds.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times.  Participants also immediately vest in the automatic employer contribution, as well as the discretionary employer matching contribution, if any.  However, discretionary employer contributions, if any, are subject to a three-year vesting requirement.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

his/her account balance provided that such participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need.  Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months.  In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date.  The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock.  Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan.  A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period.  No loan will be made while any other loan is in default.  An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment.  Loans are granted for a minimum term of one year, and thereafter in

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time.  Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator.  The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%.  As of December 31, 2013, loan interest rates in effect ranged from 4.25% to 9.75% with various maturity dates.  Payment of the loan is made in substantially level payments through payroll deductions.  Payments of principal and interest are allocated to the investment funds elected for current contributions.  A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.  Participant loans are valued at unpaid principal balance plus accrued but unpaid interest.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment.  Forfeitures are applied first to reduce any Plan administrative fees.  Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation.  There were forfeitures of participant balances during 2013 of $245,101.  The cumulative balance of forfeited nonvested accounts totaled $528,007 and $325,095 as of December 31, 2013 and 2012, respectively, and changed year-to-year due to using $42,724 to reduce administrative expenses, investment income of $32, and an administrative adjustment of the account balance of $503.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges.  A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund because this is considered a “competing,” or similar, fund.  Funds must first be transferred from the Fixed Income Fund to a “non-competing” fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

A participant may make unlimited exchanges into and out of the Lexmark Stock Fund.  However, from the first day of the last month of each calendar quarter until after that quarter’s earnings results for the Company are announced (the “Window Period”) a participant may not make an exchange into the Lexmark Stock Fund.  A participant, who is not a senior manager or an executive of the Company, is permitted to make an exchange out of the Lexmark Stock Fund during the Window Period.  Senior managers and executives of the Company may not exchange into or out of the Lexmark Stock Fund during the Window Period.  All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain Plan

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

sponsor approval for transactions that involve the Lexmark Stock Fund.

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods.  Actual results could differ from those estimates.  The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Assets

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange.  Short-term investments, receivables and cash are stated at cost, which approximates fair value.  Commingled funds are valued at net asset value per unit. Corporate bonds are valued at quoted prices in markets that are not active, broker dealer quotations or other methods.  Refer to Note 5 for additional information.

Generally accepted accounting principles in the United States (“GAAP”) requires that investment contracts held by a defined contribution plan be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy.  Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Subsequent Events

Management has evaluated subsequent events for accounting disclosure requirements through the date that the financial statements were issued.  There were no events occurring during the evaluation period that would require recognition or disclosure in the financial statements.

3.  Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2013 and 2012 are as follows (amounts in thousands of dollars, except share data):

	2013	2012
Investments at Fair Value:
*Fidelity Management and Research Company:
Low-Priced Stock K Fund (2,392,098 and 2,226,810 shares,
respectively)	$118,217	$87,892
Spartan U.S. Equity Index Fund (969,354 and 888,977 shares,
respectively)	63,483	44,884
Contrafund K (1,292,662 and 1,189,006 shares, respectively)	124,186	92,160
Vanguard Windsor II Fund (995,571 and 969,357 shares,
respectively)	64,951	50,533
PIMCO Total Return Fund Inst (4,895,496 and 5,874,937 shares, respectively)	52,333	66,034
MFS Research Int R4 (3,040,165 and 3,163,829 shares, respectively)	54,358	48,280
*Other investments at fair value (individually less than 5% of net assets)	358,194	269,879
Total investments at fair value	835,722	659,662
Investments at Contract Value:
Fixed Income Fund:
Investments at contract value, including wrapper contracts
(individually less than 5% of net assets)	89,404	99,090

Total investments	$925,126	$758,752

* Parties-in-interest to the Plan.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

For the year ended December 31, 2013, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Lexmark Class A Common Stock	$8,776
Mutual and Commingled funds	122,018

Net appreciation in fair value of investments	$130,794

4.	Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments.  The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund.  The Fund then enters into a benefit-responsive “wrapper” contract with a third-party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments to the future interest crediting rate (which is the rate earned by participants for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

crediting rate.  In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.”  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case, and if the Adjustment from Fair Value to Contract Value amount is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

The interest crediting rates for the synthetic GICs ranged from 1.4% to 2.8% and 1.3% to 3.0% as of December 31, 2013 and 2012, respectively.  The average annual yields for the synthetic GICs ranged from 0.9% to 2.5% and 0.5% to 1.8% for the years ended December 31, 2013 and 2012, respectively.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

5.     Fair Value Measurements

The accounting guidance for fair value measurements defines fair value, establishes a framework for measuring fair value in GAAP and requires disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As part of the framework for measuring fair value, the guidance establishes a hierarchy of inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  The three levels of the fair value hierarchy are described below:

Level 1	Quoted prices (unadjusted) in active markets for identical, unrestricted assets or liabilities that the Plan has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3	Unobservable inputs used in valuations in which there is little market activity for the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the Plan’s investments are based on third party pricing information without adjustment.  As permitted under the accounting guidance for fair value disclosures, the Plan has not provided quantitative information about the significant unobservable inputs used in the fair value measurements of these securities.

The Plan tested the fair value of the portfolio and default level assumptions provided by the third parties as of December 31, 2013 using the following procedures:

•	assessment of trading activity and other market data;

•	assessment of variability in pricing by comparison to independent source(s) of pricing; and

•	back-testing of transactions to determine historical accuracy of net asset value per share/unit as an exit price.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used to measure fair value during 2013.

Common stocks and U.S. government and agency securities: Most often valued at the closing price reported on the active market on which the individual securities are traded; however, securities with lower levels of market activity are classified as Level 2.

Mutual funds: Valued at the share (unit) published as the basis for current transactions.

Target date and fixed income commingled funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Corporate bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

Wrap contracts: Valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

The significant unobservable inputs used in the fair value measurement of the Plan’s wrapper contracts are future interest crediting rates which are influenced by the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. Significant changes in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.  Generally, a change in the assumption used for the level of market interest rates is accompanied by a directionally similar change in the assumption used for the future interest crediting rates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date. Management of the Plan reviews the levels assigned to its fair value measurements on an annual basis and recognizes transfers between levels as of the beginning of the Plan year in which the transfer occurs. In 2013, no transfers between levels occurred. In 2012, management of the Plan determined that, on a gross basis, approximately $2.4 million should be transferred from Level 1 to Level 2 due to lower levels of market activity for certain U.S. government and agency securities.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013 and 2012 (amounts in thousands of dollars):

	Level 1	Level 2	Level 3	Total
December 31, 2013
Common stocks, technology	$23,839	$-	$-	$23,839
Mutual funds:
Mid-large cap	416,491	-	-	416,491
Fixed income	84,917	-	-	84,917
International	66,046	-	-	66,046
Small cap	70,127	-	-	70,127
Money market	24,879	-	-	24,879
Commingled funds:
Target date funds	-	150,029	-	150,029
U.S. government and agency securities:
Aaa credit rating	41,215	10,174	-	51,389
No credit rating	-	1,350	-	1,350
Corporate bonds:
Aa2 credit rating	-	576	-	576
Aa1credit rating	-	202	-	202
A2 credit rating	-	765	-	765
A3 credit rating	-	505	-	505
Fixed income	-	35,753	-	35,753
Wrap contracts	-	-	24	24

Total assets at fair value	$727,514	$199,354	$24	$926,892

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

	Level 1	Level 2	Level 3	Total
December 31, 2012
Common stocks, technology	$17,075	$-	$-	$17,075
Mutual funds:
Mid-large cap	307,812	-	-	307,812
Fixed income	94,230	-	-	94,230
International	56,127	-	-	56,127
Small cap	45,098	-	-	45,098
Money market	23,453	-	-	23,453
Commingled funds:
Target date funds	-	116,197	-	116,197
U.S. government and agency securities:
Aaa credit rating	53,290	6,452	-	59,742
No credit rating	-	1,458	-	1,458
Corporate bonds:
Aaa credit rating	-	1,445	-	1,445
Aa3 credit rating	-	535	-	535
Aa2 credit rating	-	708	-	708
A1 credit rating	-	587	-	587
A2 credit rating	-	486	-	486
Fixed income	-	37,910	-	37,910
Wrap contracts	-	-	25	25

Total assets at fair value	$597,085	$165,778	$25	$762,888

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

The tables below set forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2013 and 2012 (amounts in thousands of dollars):

Wrap contracts
Fair value, January 1, 2012	$82
Unrealized gains/(losses) relating to instruments
still held at the reporting date	(57)
Fair value, December 31, 2012	25
Unrealized gains/(losses) relating to instruments
still held at the reporting date	(1)
Fair value, December 31, 2013	$24

Unrealized gains and losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

6.	Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company.   Participants pay a quarterly participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available and applied, and thereafter by the Company.  Certain administrative services are provided at no cost to the Plan by the Company.

During 2013, the Plan received $256,600 from the Revenue Credit Program, which was placed in an ERISA account.  Qualified Plan expenses may be paid from the ERISA account.  As of December 31, 2013, there is $347,202 remaining in the ERISA account.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and are tax exempt under Section 501(a) of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the Code.  On January 14, 2011, the Company filed a determination letter request with the Internal Revenue Service regarding the amendment and restatement of the Plan, executed by the Company on December 14, 2010.  On February 27, 2012 the Internal Revenue Service gave a favorable determination on the amendment and restatement of the Plan.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the respective taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2010.

Participants will not be subject to income tax withholding for pretax deferred compensation, unless required by state or local authority, until distribution or withdrawal of the pretax contribution account, in whole or in part.  Participants will be subject to income tax withholding on Roth contributions, but will not be subject to additional taxation upon distribution or withdrawal of the Roth contribution account, provided the distribution is a qualified distribution as discussed in Note 1, above.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the employer contribution account, in whole or in part.

8.	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

9.	Investment Risk

The Plan provides for various investment options including the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.	Related-Parties and Party-in-Interest Transactions

At December 31, 2013 and 2012, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee.  Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

At December 31, 2013, the Plan held 671,154 shares of Lexmark Class A Common Stock valued at $23,839,393.  At December 31, 2012, the Plan held 736,320 shares of Lexmark Class A Common Stock valued at $17,075,250.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012 and change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013 (in thousands of dollars).

	2013	2012
Net assets available for benefits per the financial
statements	$935,648	$768,641
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	1,766	4,136
Net assets available for benefits per the Form 5500	$937,414	$772,777

	2013
Change in net assets available for benefits per the
financial statements	$167,007
Transfers from plan mergers	(5,069)

Change in adjustment from contract value to fair
value for fully benefit-responsive investment
contracts	(2,370)
Change in net assets available for benefits per the
Form 5500	$159,568

12.	Plan Amendments

The Plan was amended on April 25, 2013 to exclude from the definition of compensation amounts paid pursuant to a supplemental compensation program adopted in connection with a merger or acquisition of an entity and to convert the Lexmark Stock Fund into an employee stock ownership plan for purposes of Sections 404(k) and 4975(e)(7) of the Code. The Plan was also amended on December 9, 2013 to reflect the merger of the Acuo Plan and AccessVia Plan with and into the Plan.

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 671,154 shares		$23,839,393

	Mutual Funds

*	Managed by Fidelity Management and Research Co.	Contrafund K 1,292,662 shares		124,186,010
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock K Fund 2,392,098 shares		118,217,469
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 24,273,336 shares		24,273,336
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 969,354 shares		63,483,011
	Managed by J.P. Morgan Company	US Equity Fund 3,237,681 shares		45,651,300
	Managed by Pacific Investment Management Co LLC	PIMCO Total Return Fund Inst 4,895,496 shares		52,332,857
	Managed by Pacific Investment Management Co LLC	PIMCO High Yield Fund Inst 2,750,347 shares		26,430,833
	Managed by The Vanguard Group	Windsor II Fund 995,571 shares		64,951,041
	Managed by Invesco	Developing Markets Instl 197,230 shares		6,384,333
	Managed by American Beacon Funds	Small Cap Value Fund 1,243,842 shares		33,820,064
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		1,266
	Managed by Janus	Janus Triton I 1,524,859 shares		36,306,887
	Managed by Massachusetts Financial Services Co.	MFS Research International R4 3,040,165 shares		54,358,142
*	Managed by Fidelity Management and Research Co.	Spartan International Index Adv 130,396 shares		5,303,212
*	Managed by Fidelity Management and Research Co.	Short Term Interest Bearing Funds		6,153,554

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Commingled Funds

*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2000 CP Fund 219,088 shares		2,563,329
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2005 CP Fund 22,986 shares		279,515
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2010 CP Fund 469,648 shares		6,044,367
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2015 CP Fund 611,810 shares		7,812,813
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2020 CP Fund 1,809,780 shares		22,441,278
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2025 CP Fund 1,055,691 shares		13,481,175
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2030 CP Fund 2,838,345 shares		34,940,030
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2035 CP Fund 1,733,554 shares		21,756,104
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2040 CP Fund 1,526,292 shares		18,880,232
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2045 CP Fund 918,785 shares		11,429,691
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2050 CP Fund 761,657 shares		9,330,303
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2055 CP Fund 81,414 shares		1,070,598
*	Participant Loans	Loans receivable – interest rates at prime plus 1.25%; ranging from 4.25% to 9.75%, maturing at various dates.	$0	10,104,889

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Fixed Income Fund:

	Managed by Invesco & State Street Global Advisors

	Colchester Money Market Fund	Short-Term Investment Fund		256,714
	AGYMBS ARM	2.53% 08/01/2031		5,026
	AGYMBS ARM	1.93% 10/01/2033		59,120
	AGYMBS ARM	2.41% 11/01/2033		47,967
	AGYMBS ARM	1.93% 09/01/2033		74,791
	AGYMBS ARM	1.93% 11/01/2033		68,250
	CMBS CONDUIT	5.18% 09/10/2047		222,013
	US Agy Deb	4.75% 01/19/2016		376,063
	CMBS CONDUIT	5.44% 03/11/2039		252,197
	AGYMBS ARM	2.02% 07/01/2036		59,520
	Corp Bks&Trfts	2.7% 11/25/2014		217,020
	US Treas Note	2.38% 02/28/2015		1,357,598
	US Treas Note	2.5% 04/30/2015		570,069
	US Agy Deb	1.63% 10/26/2015		673,330
	CMBS CONDUIT	5.31% 07/15/2041		109,603
	US Treas Note	2% 01/31/2016		1,151,941
	Corp Bks&Trfts	2.88% 04/25/2014		167,297
	US Treas Note	2% 04/30/2016		965,777
	US Treas Note	0.63% 07/15/2014		1,059,354
	US Agy Deb	1.25% 09/28/2016		345,057
	US Treas Note	1% 08/31/2016		1,330,875
	US Treas Note	1.5% 08/31/2018		508,690
	US Treas Note	1% 10/31/2016		1,080,292
	US Treas Note	0.88% 11/30/2016		887,342
	US Agy Deb	1.25% 01/30/2017		1,067,278
	Corp Bks&Trfts	2.5% 01/11/2017		214,205
	US Treas Note	0.88% 01/31/2017		455,659
	US Treas Note	0.88% 04/30/2017		1,286,761
	Corp Prop & Cas	3% 05/15/2022		75,480
	US Treas Note	0.63% 05/31/2017		669,764
	US Treas Note	0.63% 08/31/2017		416,852
	US Treas Note	0.75% 10/31/2017		429,264
	US Treas Note	0.13% 12/31/2014		1,483,192
	Corp Prop & Cas	1.55% 02/09/2018		42,172

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	CMBS 2.0 SUB	1.99% 04/10/2046		211,103
	US Treas Note	0.63% 04/30/2018		1,023,131
	MBS NAG PT FIX	3% 05/25/2043		190,271
	MBS NAG SEQ	1.55% 04/25/2043		194,608
	AB-RetailCredCd	0.91% 03/16/2020		210,680
	US Treas Note	0.25% 05/15/2016		842,843
	Corp OilFld Svs	3.19% 06/24/2023		85,509
	AB-Prime Auto	0.84% 11/15/2017		255,570
	Corp Retailers	1.95% 12/15/2018		244,038
	AB-Bank Cred Cd	1.01% 10/15/2018		245,663
	US Treas Note	1.75% 10/31/2020		693,514
	Corp Tobacco	3.6% 11/15/2023		39,177
	US Treas Note	1.25% 11/30/2018		816,048
	US Treas Note	1.5% 12/31/2018		442,202
				23,480,890

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		75,579
	AGYMBS ARM	2.53% 08/01/2031		1,480
	AGYMBS ARM	1.93% 10/01/2033		17,405
	AGYMBS ARM	2.41% 11/01/2033		14,122
	AGYMBS ARM	1.93% 09/01/2033		22,019
	AGYMBS ARM	1.93% 11/01/2033		20,093
	CMBS CONDUIT	5.18% 09/10/2047		65,363
	US Agy Deb	4.75% 01/19/2016		110,716
	CMBS CONDUIT	5.44% 03/11/2039		74,249
	AGYMBS ARM	2.02% 07/01/2036		17,523
	Corp Bks&Trfts	2.7% 11/25/2014		63,893
	US Treas Note	2.38% 02/28/2015		399,689
	US Treas Note	2.5% 04/30/2015		167,834
	US Agy Deb	1.63% 10/26/2015		198,234
	CMBS CONDUIT	5.31% 07/15/2041		32,268
	US Treas Note	2% 01/31/2016		339,142
	Corp Bks&Trfts	2.88% 04/25/2014		49,254
	US Treas Note	2% 04/30/2016		284,334
	US Treas Note	0.63% 07/15/2014		311,883
	US Agy Deb	1.25% 09/28/2016		101,588
	US Treas Note	1% 08/31/2016		391,822
	US Treas Note	1.5% 08/31/2018		149,763
	US Treas Note	1% 10/31/2016		318,048
	US Treas Note	0.88% 11/30/2016		261,242
	US Agy Deb	1.25% 01/30/2017		314,216
	Corp Bks&Trfts	2.5% 01/11/2017		63,064
	US Treas Note	0.88% 01/31/2017		134,150
	US Treas Note	0.88% 04/30/2017		378,834
	Corp Prop & Cas	3% 05/15/2022		22,222
	US Treas Note	0.63% 05/31/2017		197,184
	US Treas Note	0.63% 08/31/2017		122,725
	US Treas Note	0.75% 10/31/2017		126,379
	US Treas Note	0.13% 12/31/2014		436,665
	Corp Prop & Cas	1.55% 02/09/2018		12,416

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	CMBS 2.0 SUB	1.99% 04/10/2046		62,151
	US Treas Note	0.63% 04/30/2018		301,219
	MBS NAG PT FIX	3% 05/25/2043		56,017
	MBS NAG SEQ	1.55% 04/25/2043		57,294
	AB-RetailCredCd	0.91% 03/16/2020		62,026
	US Treas Note	0.25% 05/15/2016		248,140
	Corp OilFld Svs	3.19% 06/24/2023		25,175
	AB-Prime Auto	0.84% 11/15/2017		75,242
	Corp Retailers	1.95% 12/15/2018		71,847
	AB-Bank Cred Cd	1.01% 10/15/2018		72,325
	US Treas Note	1.75% 10/31/2020		204,177
	Corp Tobacco	3.6% 11/15/2023		11,534
	US Treas Note	1.25% 11/30/2018		240,252
	US Treas Note	1.5% 12/31/2018		130,188
				6,912,985

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		273,307
	AGYMBS ARM	2.53% 08/01/2031		5,351
	AGYMBS ARM	1.93% 10/01/2033		62,941
	AGYMBS ARM	2.41% 11/01/2033		51,068
	AGYMBS ARM	1.93% 09/01/2033		79,625
	AGYMBS ARM	1.93% 11/01/2033		72,661
	CMBS CONDUIT	5.18% 09/10/2047		236,364
	US Agy Deb	4.75% 01/19/2016		400,371
	CMBS CONDUIT	5.44% 03/11/2039		268,499
	AGYMBS ARM	2.02% 07/01/2036		63,367
	Corp Bks&Trfts	2.7% 11/25/2014		231,048
	US Treas Note	2.38% 02/28/2015		1,445,350
	US Treas Note	2.5% 04/30/2015		606,917
	US Agy Deb	1.63% 10/26/2015		716,852
	CMBS CONDUIT	5.31% 07/15/2041		116,688
	US Treas Note	2% 01/31/2016		1,226,400
	Corp Bks&Trfts	2.88% 04/25/2014		178,110
	US Treas Note	2% 04/30/2016		1,028,203
	US Treas Note	0.63% 07/15/2014		1,127,828
	US Agy Deb	1.25% 09/28/2016		367,361
	US Treas Note	1% 08/31/2016		1,416,900
	US Treas Note	1.5% 08/31/2018		541,570
	US Treas Note	1% 10/31/2016		1,150,120
	US Treas Note	0.88% 11/30/2016		944,698
	US Agy Deb	1.25% 01/30/2017		1,136,264
	Corp Bks&Trfts	2.5% 01/11/2017		228,051
	US Treas Note	0.88% 01/31/2017		485,112
	US Treas Note	0.88% 04/30/2017		1,369,935
	Corp Prop & Cas	3% 05/15/2022		80,359
	US Treas Note	0.63% 05/31/2017		713,056
	US Treas Note	0.63% 08/31/2017		443,797
	US Treas Note	0.75% 10/31/2017		457,011
	US Treas Note	0.13% 12/31/2014		1,579,063
	Corp Prop & Cas	1.55% 02/09/2018		44,898

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	CMBS 2.0 SUB	1.99% 04/10/2046		224,749
	US Treas Note	0.63% 04/30/2018		1,089,264
	MBS NAG PT FIX	3% 05/25/2043		202,569
	MBS NAG SEQ	1.55% 04/25/2043		207,187
	AB-RetailCredCd	0.91% 03/16/2020		224,298
	US Treas Note	0.25% 05/15/2016		897,322
	Corp OilFld Svs	3.19% 06/24/2023		91,036
	AB-Prime Auto	0.84% 11/15/2017		272,090
	Corp Retailers	1.95% 12/15/2018		259,812
	AB-Bank Cred Cd	1.01% 10/15/2018		261,542
	US Treas Note	1.75% 10/31/2020		738,342
	Corp Tobacco	3.6% 11/15/2023		41,710
	US Treas Note	1.25% 11/30/2018		868,796
	US Treas Note	1.5% 12/31/2018		470,785
				24,998,647

PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Invesco Group Trust - ING Life & Annuity	Intermediate Government/Credit Fund		19,848,511

	State Street Global Advisor	Passive Bond Market Index Non-Lending Series Fund – Class C		15,904,364
	Total Fixed Income Fund			91,145,397

	Wrap contracts			24,466

				$936,996,895

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 18, 2014

LEXMARK INTERNATIONAL, INC., as Plan Administrator of the Lexmark Savings Plan

By: /s/ Bruce J. Frost, Treasurer

      Bruce J. Frost, Treasurer

Index to Exhibit

Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm